AMENDED AND RESTATED
CONTINUING DISCLOSURE UNDERTAKING
This Amended and Restated Continuing Disclosure Undertaking (the “Disclosure Undertaking”) is dated April 18, 2019 executed and delivered by new jersey NATURAL GAS COMPANY (the “Company”) amends and restates the Continuing Disclosure Undertakings dated October 18, 2005 each executed and delivered by the Company in connection with the issuance of $10,300,000 aggregate principal amount of Natural Gas Facilities Refunding Revenue Bonds, Series 2005A (New Jersey Natural Gas Company Project) (the “Series A Bonds”), $10,500,000 aggregate principal amount of Natural Gas Facilities Refunding Revenue Bonds, Series 2005B (New Jersey Natural Gas Company Project) (the “Series B Bonds”) and $15,000,000 aggregate principal amount of Natural Gas Facilities Revenue Bonds, Series 2005C (New Jersey Natural Gas Company Project) (the “Series C Bonds” and together with the Series A Bonds and the Series B Bonds, the “Bonds”) issued by New Jersey Economic Development Authority (the “Issuer”). The Bonds were issued pursuant to an Indenture of Trust dated as of October 1, 2005 (the “2005 Indenture”) between the Authority and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as trustee (the “Prior Trustee”), as supplemented and amended by the Supplement and Amendment of Agreements dated September 24, 2014 by and among the Issuer, the Prior Trustee and the Company (the “Supplement and Amendment” and together with the 2005 Indenture, the “Original Indenture”). The Original Indenture has been restated and amended by an Amended and Restated Indenture (the “Indenture”), dated as of April 1, 2019, between the Issuer and U.S. Bank National Association, as trustee (the “Trustee”). The CUSIP Number for the Series A Bonds is 645779 CB3; the CUSIP Number for the Series B Bonds is 645779 CC1 and the CUSIP Number for the Series C Bonds is 645779 CD9.
The Company covenants and agrees as follows for the benefit of the Beneficial Owners (as defined below):
Section 1. Purpose of the Disclosure Undertaking. This Disclosure Undertaking is being executed and delivered by the Company for the benefit of the Beneficial Owners (defined below) and in order to assist the Participating Underwriter (defined below) in complying with the Rule (defined below). The Company acknowledges that the Issuer has undertaken no responsibility with respect to any reports, notices or disclosures provided or required under this Disclosure Undertaking, and the Issuer has no liability to any person, including any Beneficial Owner, with respect to any such reports, notices or disclosures.

Section 2. Definitions. In addition to the definitions set forth in the Indenture, which apply to any capitalized term used in this Disclosure Undertaking unless otherwise defined in this Section 2, the following capitalized terms shall have the following meanings:

“Annual Report” shall mean collectively, the filings described in Section 3(a) hereof.
“Beneficial Owner” shall mean, while the Bonds are held in a book-entry only system, the actual purchaser of each Bond, the ownership interest of which is to be recorded on the records of the direct and indirect participants of the Depository, and otherwise shall mean the holder of Bonds.
“Commission” shall mean the Securities and Exchange Commission, or any successor body thereto.

“EMMA” shall mean the Electronic Municipal Market Access system and the EMMA Continuing Disclosure Service of MSRB, or any successor thereto approved by the United States Securities and Exchange Commission, as a repository for municipal continuing disclosure information pursuant to the Rule.
“Financial Obligation” means a (a) debt obligation; (b) derivative instrument entered into in connection with, or pledged as security or a source of payment for, an existing or planned debt obligation; or (c) guarantee of (a) or (b); provided that “financial obligation” shall not include municipal securities as to which a final official statement (as defined in the Rule) has been provided to the MSRB consistent with the Rule.
“Listed Events” shall mean any of the events listed in Section 4(a) of this Disclosure Undertaking.
“MSRB” means the Municipal Securities Rulemaking Board, or any successor thereto.
“Official Statement” shall mean the Final Reoffering Circular dated April 11, 2019 with respect to the Bonds, including all Appendices thereto, as they may be amended or supplemented.
“Participating Underwriter” shall mean the original underwriter of the Bonds required to comply with the Rule in connection with the issuance of the Bonds.
“Quarterly Report” shall mean any Quarterly Report provided by the Company pursuant to Section 3(b) of this Disclosure Undertaking.
“Rule” shall mean Rule 15c2-12(b)(5) adopted by the Commission under the Securities Exchange Act of 1934 (the “Exchange Act”), as the same may be amended from time to time.
“Submission Date” shall mean the January 28 after the end of each fiscal year of the Company, commencing with the fiscal year September 30, 2019.
Section 3. Provision of Annual Reports and Quarterly Reports
(a)Not later than the Submission Date of each year, the Company shall file on EMMA its Annual Report.

(1)	The Annual Report shall consist of:

i.	the Company’s audited financial statements prepared in accordance with generally accepted accounting principles used in the United States of America (“GAAP”), and

ii.
annual financial information and operating data of the type contained in Appendix A to the Official Statement under the following captions: (1) table setting forth ratio of earnings to fixed charges under "HISTORICAL CASH FLOWS, "(2)" CAPITALIZATION," (3) "SELECTED HISTORICAL FINANCIAL INFORMATION" and (4) "NJNG OPERATING STATISTICS.”

(2)
If any part of the Annual Report can no longer be generated because the operations to which it is related have been materially changed or discontinued, the Company will disseminate a statement to such effect as part of its Annual Report for the year in which such event first occurs.

(3)
If any amendment is made to this Agreement, the Annual Report for the year in which such amendment or waiver is made (or in any notice or supplement provided to the MSRB) shall contain a narrative description of the reasons for such amendment and its impact on the type of information being provided.

(4)
The Company agrees that, when filing its Annual Financial Information with the MSRB vis EMMA, it will include the statements under the caption “AVAILABLE INFORMATION” in Appendix A of the Official Statement, updated as appropriate.

(b)The Company agrees to provide unaudited quarterly financial statements (to the extent that such quarterly financial statements are otherwise available) to the MSRB via EMMA, not later than the 70th day following the end of each fiscal quarter of the Company (other than the last quarter of any fiscal year) beginning with the quarter ending March 31, 2019. The Company may provide to the MSRB any or all of the quarterly financial statements by specific reference to documents previously provided to the MSRB via EMMA, if any, or filed with the Commission.

(c)The Company shall file, in a timely manner, with the MSRB and the Trustee, notice of failure by the Company to file any Annual Report or Quarterly Report by the date due.

Section 4. Reporting of Material Events.

(a)The Company shall file, in a timely manner not in excess of ten business days after the occurrence of the event, with the MSRB and the Trustee notice of the occurrence of any of the following events (if applicable) with respect to the Bonds:

(1)	principal and interest payment delinquencies;

(2)	non-payment related defaults, if material;

(3)	any unscheduled draws on debt service reserves reflecting financial difficulties;

(4)	unscheduled draws on credit enhancement facilities reflecting financial difficulties;

(5)	substitution of credit or liquidity providers, or their failure to perform;

(6)
adverse tax opinions, the issuance by the Internal Revenue Service of proposed or final determinations of taxability, Notices of Proposed Issue (IRS Form 5701 TEB) or other material notices or determinations with respect to the tax status of the Bonds, or other material events affecting the tax status of the Bonds;

(7)	modifications to rights of holders of the Bonds, if material;

(8)	bond calls, if material, and tender offers;

(9)	defeasance of the Bonds or any portion thereof;

(10)	release, substitution, or sale of property securing repayment of the Bonds, if material;

(11)	rating changes with respect to the Bonds;

(12)	bankruptcy, insolvency, receivership or similar event of the Company;

(13)
the consummation of a merger, consolidation, or acquisition involving the Company or the sale of all or substantially all of the assets of the Company, other than in the ordinary course of business, the entry into a definitive agreement to undertake such an action or the termination of a definitive agreement relating to any such actions, other than pursuant to its terms, if material; and

(14)	appointment of a successor or additional trustee or the change of name of a trustee, if material.

(15)
incurrence of a Financial Obligation of the obligated person, if material, or agreement to covenants, events of default, remedies, priority rights, or other similar terms of Financial Obligation of the obligated person, any of which affect security holders, if material;” and

(16)
default, event of acceleration, termination event, modification of terms, or other similar events under the terms of a Financial Obligation of the obligated person, any of which reflected financial difficulties.

(b)Neither the terms of the Indenture nor the Bonds require that any debt service reserve fund be established.

Section 5. Termination of Reporting Obligation. This Disclosure Undertaking shall remain in effect only for such period during which any of the Bonds are outstanding in accordance with their terms and the Company remains an obligated person with respect to the Bonds within the meaning of the Rule. The Company’s obligations under this Disclosure Undertaking shall terminate upon the defeasance, prior redemption or payment in full of all of the Bonds. If the Company’s obligations under this Disclosure Undertaking are assumed in full by some other entity, such entity shall be responsible for compliance with this Disclosure Undertaking in the same manner as if it were the Company and the Company shall have no further responsibility hereunder. The Company shall file, in a timely manner, with the MSRB and the Trustee, notice of the termination of this Disclosure Undertaking or the Company’s obligations under this Disclosure Undertaking pursuant to an assumption of its obligations hereunder.

Section 6. Amendment; Waiver. Notwithstanding any other provision of this Disclosure Undertaking, the Company and the Trustee may amend this Disclosure Undertaking (and the Trustee shall agree to any amendment so requested by the Company that does not change the duties of the Trustee hereunder and otherwise complies with the requirements of this Section 6, provided it receives indemnity satisfactory to it) or waive any provision hereof, but only in connection with a change in circumstances that arises from a change in legal requirements, change in law, or change in the identity, nature or status of the obligor with respect to the Bonds or the type of business conducted by said obligor, provided that (1) the undertaking, as amended or following such waiver, would have complied with the requirements of the Rule on the date of the issuance of the Bonds, after taking into account any amendments to the Rule as well as any change in circumstances, and (2) the amendment or waiver does not materially impair the interests of the holders of Bonds, in the opinion of counsel expert in federal securities laws reasonably satisfactory to both the Company and the Trustee, or is approved by the Beneficial Owners of not less than a majority in aggregate principal amount of the outstanding Bonds.

In the event of any amendment to the type of financial or operating data provided in an Annual Report provided pursuant to Section 3(a) hereof, or any change in accounting principles reflected in such Annual Report, the Company agrees that the Annual Report will explain, in narrative form, the reasons for the amendment or change and the effect of such change, including comparative information, where appropriate. To the extent not otherwise included in such Annual Report, the Company will also provide timely notice of any change in accounting principles to the MSRB and the Trustee.
Section 7. Additional Information. Nothing in this Disclosure Undertaking shall be deemed to prevent the Company from disseminating any other information, using the means of dissemination set forth in this Disclosure Undertaking or any other means of communication, or including any other information in any Annual Report or notice of occurrence of a Listed Event, in addition to that which is required by this Disclosure Undertaking. If the Company chooses to include any information in any Annual Report or notice of occurrence of a Listed Event, in addition to that which is specifically required by this Disclosure Undertaking, the Company shall have no obligation under this Disclosure Undertaking to update such information or include it in any future Annual Report or notice of occurrence of a Listed Event.

Section 8. Default. In the event of a failure of the Company to comply with any provision of this Disclosure Undertaking, the Trustee may (and, at the request of the Beneficial Owners of not less than twenty-five percent (25%) of the aggregate principal amount of outstanding Bonds, shall) subject to the same conditions, limitations and procedures that would apply under the Indenture if the breach were an Event of Default under the Indenture, or any Beneficial Owner may, take such actions as may be necessary and appropriate, including seeking mandamus or specific performance by court order, to cause the Company to comply with its obligations under this Disclosure Undertaking. A default under this Disclosure Undertaking shall not be deemed an Event of Default under the Indenture or the Loan Agreement, and the sole remedy under this Disclosure Undertaking in the event of any failure of the Company to comply with this Disclosure Undertaking shall be an action to compel performance. The Trustee shall be entitled to rely conclusively upon any written evidence provided by the Company regarding the provision of information to the MSRB.

Section 9. Beneficiaries. This Disclosure Undertaking shall inure solely to the benefit of the Issuer, the Company, the Trustee, the Participating Underwriter, and Beneficial Owners, and shall create no rights in any other person or entity.

Section 10. Submission of Documents to the MSRB. Unless otherwise required by law, all documents provided to the MSRB or EMMA pursuant to this Disclosure Undertaking shall be provided to the MSRB in an electronic format and shall be accompanied by identifying information, in each case as prescribed by the MSRB.

Section 11. Governing Law. This Disclosure Undertaking shall be governed by and construed in accordance with the laws of the State of New Jersey.

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IN WITNESS WHEREOF, the Company has caused this Amended and Restated Continuing Disclosure Undertaking to be executed in its name and on its behalf, all as of the date and year first above written.

NEW JERSEY NATURAL GAS COMPANY

By:	/s/ James W. Kent
Name: James W. Kent
Title: Treasurer